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PIERRE SERVAN-SCHREIBER
EDEN QUAINTON
CHRISTOPHER L. BAKER

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XENIA LEGENDRE
LAURENCE MITROVIC

Nº DE VESTIAIRE : J037

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February 2, 2004

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Division of Corporation Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the following document:

A brief description of the Company's consolidated revenues for the fiscal year 2003, addressed to the *Bulletin des Annonces Légales Obligatoires* (BALO) for publication and to the *Commission des Opérations de Bourse* (COB), for which no English translation, version, or summary has been prepared, and which consists primarily of the following information:

- Consolidated revenue for Schneider S.A. amounted to €8.78 billion for 2003 as compared to €9.06 billion for 2002;

- At a constant scope of consolidation and at constant exchange rates, revenues for Schneider Electric Industries S.A. (Merlin Gerin, Telemecanique, Square D, Modicon) increased 1.4% as compared to 2002;

- Consolidated revenue from foreign business increased from 85.1% of total revenue for 2002 to 85.4% for 2003.

This document is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2 of the Exchange Act with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at +33 (0)1 55 27 11 53 if you have any questions in respect of this matter.

Yours sincerely,

Eden Quainton

Enc.

Schneider Electric

30/01/04 10:59

SCHNEIDER ELECTRIC SA

Société Anonyme au Capital de 1 854 737 360 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 75
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR L'ANNEE 2003
(en millions d'euros)

	2003	2002 (à périmètre comparable)	2002
Premier trimestre	2 079	2 291	2 247
Deuxième trimestre	2 157	2 365	2 329
Troisième trimestre	2 211	2 337	2 268
Quatrième trimestre	2 333	2 343	2 217
Total	8 780	9 336	9 061
dont réalisé à l'étranger	*7 502*	*8 012*	*7 708*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour l'année 2003, à 8,78 milliards d'euros contre 9,06 milliards d'euros en 2002. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), l'activité pour l'année 2003 à périmètre et taux de change constants augmente de + 1,4 % par rapport à l'année 2002.

A structure courante, le chiffre d'activité consolidé réalisé à l'étranger passe de 85,1 % du chiffre total d'activité pour l'année 2002 à 85,4 % pour la même période en 2003.

ooOoo